UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2010

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE announces intention to delist from the NYSE

• Move aimed at reducing costs and concentrating trading on most liquid market

• Continued commitment to highest standards of corporate

governance and financial disclosure

Athens, Greece – May 12, 2010 - Hellenic Telecommunications Organization SA

(ASE: HTO; NYSE: OTE) today announced that it intends to delist its American

Depositary Receipts ("ADRs") from the New York Stock Exchange ("NYSE") and to deregister and terminate its reporting obligations under the Securities Exchange

Act of 1934 ("the Exchange Act"). OTE's Board of Directors approved the decision at its meeting yesterday. OTE expects the delisting and deregistration to become effective within the second half of 2010.

OTE’s decision to delist from the NYSE is aimed at cutting administrative costs,

reducing complexity in financial reporting, and concentrating trading of its shares on the market providing the highest liquidity, the Athens Stock Exchange. OTE remains committed to serve its investor base in the US, to comply with the highest standards of corporate governance, and to provide comprehensive and transparent

English-language financial reporting.

OTE will provide written notice to the NYSE of its intention to delist. OTE also intends to file the related Form 25 with the SEC. Once the delisting has become effective and the Company meets the criteria for deregistration, it intends to file

Form 15F with the SEC in order to deregister its equity securities.

OTE intends to maintain an American Depositary Receipt program on a so-called

"Level I" basis in order to enable investors to trade ADRs in the US over-thecounter

(OTC) market.

OTE reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE

Group has also expanded during the last decade its geographical footprint throughout South East

Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia,

and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which

OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the

New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts

(ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: +30 210 611 8190, Email: sziavra@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor

Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2008 filed with the SEC on June 30, 2009. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: May 12, 2010

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer